08028954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 2 9 2008

Washington, DC
112

| Annual Audited Report Form X-17A-5 Part III | Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder | Sec File No. 8 - 17668 |
|---|---|---|

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY M/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Official Use Only

FKA LPL Financial Corporation / Linsco/Private Ledger Corp.

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

One Beacon Street, 22 Floor
(No. and Street)

Boston, MA 02108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Buchheister 858-450-9606
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

350 South Grand Ave. Los Angeles California 90071
(Address) City State Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

## OATH OR AFFIRMATION

I, Esther M. Stearns, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LPL Financial Corporation (the "Company") as of December 31, 2007, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.

S. LEWIS
Commission # 1728847
Notary Public - California
San Diego County
MyComm. Expires Mar 14, 2011

Notary Public

Signature

President, Chief Operating Officer, and Acting Chief Financial Officer
Title

This report contains (check all applicable boxes):

| | | |
|---|---|---|
| (x) | | Independent Auditors' Report. |
| (x) | (a) | Facing Page. |
| (x) | (b) | Statement of Financial Condition. |
| (x) | (c) | Statement of Income. |
| (x) | (d) | Statement of Cash Flows. |
| (x) | (e) | Statement of Changes in Stockholder's Equity. |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable) |
| (x) | | Notes to Financial Statements. |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. |
| (x) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. |
| (x) | (i) | Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. |
| (x) | (j) | A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable) |
| ( ) | (k) | A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable) |
| (x) | (l) | An Oath or Affirmation. |
| ( ) | (m) | A Copy of the SIPC Supplemental Report. (Not Required) |
| (x) | (n) | A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control) |
| (x) | (o) | Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act. |

## CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of SAN DIEGO } ss.

On FEBRUARY 28, 2008 (Date) before me, S. LEWIS, NOTARY PUBLIC (Name and Title of Officer (e.g., "Jane Doe, Notary Public")) personally appeared ESTHER STEARNS (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity~~(ies)~~, and that by ~~his~~/her/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

S. LEWIS
Commission # 1728847
Notary Public - California
San Diego County
My Comm. Expires Mar 14, 2011

WITNESS my hand and official ~~seal~~.

______________________
Signature of Notary Public

### OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

### Description of Attached Document

Title or Type of Document: LPL OATH

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

### Capacity(ies) Claimed by Signer

Signer's Name: ______________________

☐ Individual
☐ Corporate Officer — Title(s): ______________________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______________________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: ______________________

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
LPL Financial Corporation
Boston, Massachusetts

We have audited the accompanying statement of financial condition of LPL Financial Corporation (formerly Linsco/Private Ledger Corp. and referred to herein as the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of LPL Financial Corporation at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The following supplemental schedules of LPL Financial Corporation are presented for purposes of additional analysis and are not a required part of the basic financial statement, but are supplementary information required by regulations under the Commodity Exchange Act.

| | Page |
|---|---|
| Computation of Net Capital for Brokers and Dealers Pursuant to and Reconciliation, Including Appropriate Explanations, of Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 Under the Commodity Exchange Act | 14 |
| Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges (Section 4d(2) of the Commodity Exchange Act) and Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers (Regulation 30.7) | 15 |

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 28, 2008

## LPL FINANCIAL CORPORATION

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2007
## (Dollars in thousands)

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 101,301 |
| Cash and securities segregated under federal and other regulations | 183,576 |
| Receivable from: | |
| Customers, net of allowance of $529 | 411,073 |
| Product sponsors, broker-dealers, and clearing organizations | 136,479 |
| Others, net of allowances of $4,678 | 81,436 |
| Securities owned—at market value (including $2,769 pledged to clearing organizations) | 13,425 |
| Securities borrowed | 9,038 |
| Fixed assets, net of accumulated depreciation and amortization of $84,470 | 96,045 |
| Goodwill | 421 |
| Intangible assets, net of accumulated amortization of $4,262 | 5,539 |
| Prepaid expenses | 21,562 |
| Other assets | 2,554 |
| Total assets | $ 1,062,449 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| LIABILITIES: | |
| Drafts payable | $ 126,393 |
| Payable to customers | 405,565 |
| Payable to broker-dealers and clearing organizations | 47,913 |
| Accrued commissions and advisory fees payable | 85,082 |
| Accounts payable and accrued liabilities | 47,833 |
| Due to affiliates | 47,175 |
| Securities sold but not yet purchased—at market value | 12,837 |
| Unearned revenue | 38,184 |
| Total liabilities | 810,982 |
| COMMITMENTS AND CONTINGENCIES (Note 10) | |
| STOCKHOLDER'S EQUITY: | |
| Common stock, no par value; 7,500 shares authorized; 4,900 shares issued and outstanding | 17 |
| Additional paid-in capital | 130,307 |
| Retained earnings | 121,143 |
| Total stockholder's equity | 251,467 |
| Total liabilities and stockholder's equity | $ 1,062,449 |

See accompanying notes to statement of financial condition.

## LPL FINANCIAL CORPORATION

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2007

### 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

On January 2, 2008 Linsco/Private Ledger Corp. changed its name to LPL Financial Corporation ("LPL Financial" or the "Company"). LPL Financial, headquartered in Boston, Charlotte, and San Diego, is a clearing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. Additionally, the Company is a Transfer Agent and a member of the Boston Stock Exchange. The Company is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Investment Holdings Inc. ("LPLIH"), a Delaware holding corporation.

The Company principally transacts business as an agent for independent financial advisors ("IFAs") and financial institutions who employ financial advisors (collectively defined as "FAs") on behalf of customers in mutual funds, stocks, fixed income instruments, commodities, options, private and public partnerships, variable annuities, real estate investment trusts, and other investment products. The Company is licensed to operate in all 50 states and Puerto Rico and has an independent contractor sales force of approximately 8,100 registered FAs dispersed throughout the United States.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***—This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or "GAAP"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes, revenue and expense accruals, and other matters that affect the financial statement and related disclosures. Actual results could differ materially from those estimates.

***Cash and Cash Equivalents***—Cash and cash equivalents are composed of interest-bearing deposits and money market funds obligations that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days, that are not required to be segregated under federal or other regulations.

***Cash and Securities Segregated Under Federal and Other Regulations***—As a broker-dealer carrying customer accounts, the Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with SEC Rule 15c3-3. At December 31, 2007, the Company had $183.57 million in cash and securities segregated in a special reserve bank account for the benefit of customers. In addition, the Company held $10,000 in special reserve bank accounts for the Proprietary Accounts of Introducing Brokers.

***Receivable From and Payable to Customers***—Receivable from and payable to customers includes amounts due on cash and margin transactions. The Company extends credit to its customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. The Company pays interest on certain customer free credit balances held pending investment. Loans to customers are generally fully collateralized by customer securities, which are not included in the accompanying statement of financial condition.

To the extent that margin loans and other receivables from customers are not fully collateralized by customer securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the customer and/or the customer's FA and the Company's historical experience in collecting on such transactions.

***Receivable From Product Sponsors, Broker-Dealers, and Clearing Organizations***—Receivable from product sponsors, broker-dealers, and clearing organizations primarily consists of commission and transaction-related receivables.

***Receivable From Others***—Receivable from others primarily consists of other accrued fees from product sponsors and FAs. The Company periodically extends credit to its FAs in the form of recruiting loans, commission advances, and other loans. The decisions to grant receivables to FAs are generally based on either the FAs credit score, his/her ability to generate future commissions, or both. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the FAs registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

***Securities Owned and Sold but not yet Purchased***—Securities owned and securities sold but not yet purchased are reflected on a trade-date basis at market value.

***Securities Borrowed and Loaned***—Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at the amount of the cash provided for securities borrowed transactions and cash received for securities loaned (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. At December 31, 2007, the Company had $9.04 million in securities borrowed. The collateral received for securities loaned is generally cash and is adjusted daily through the Depository Trust Company's ("DTC") net settlement process and is included in payable to broker-dealers and clearing organizations in the statement of financial condition. Securities loaned generally represent customer securities that can be hypothecated under standard margin loan agreements. At December 31, 2007, the Company had $23.32 million of hypothecated securities loaned under the DTC Stock Borrow Program.

***Fixed Assets***—Furniture, equipment, computers, purchased software, capitalized software, and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 10 years. Equipment, furniture, fixtures, and purchased software are depreciated over periods of three to seven years. Automobiles have depreciable lives of five years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

***Software Development Costs***—Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization under the American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1").

The costs of internally developed software that qualify for capitalization under SOP 98-1 are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design, and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

*Goodwill*—Goodwill represents the cost of acquired companies in excess of the fair value of net tangible assets at acquisition date. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is not amortized, but tested annually for impairment (in December), or more frequently if certain events having a material impact on the Company's value occur. No impairment occurred for the year ended December 31, 2007.

*Intangible Assets*— Intangible assets, which consist of relationships with FAs, are amortized on a straight-line basis over their estimated useful lives ranging from two to five years. The Company evaluates the remaining useful lives of intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are also tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets* ("SFAS 144"). An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value. No impairment occurred for the year ended December 31, 2007.

*Drafts Payable*—Drafts payable represent customer checks drawn against the Company, which have not yet cleared through the bank.

*Legal Reserves*—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the accompanying statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors, including, but not limited to, the amount of the claim, the amount of the loss in the customer's account, the basis and validity of the claim, the possibility of wrongdoing on the part of an FA, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

*Share-Based Compensation*—On January 1, 2006, the Company adopted SFAS No. 123R (Revised), *Share Based Payment* ("SFAS 123R"). SFAS 123R requires the recognition of the fair value of share-based compensation in net income. The Company recognizes share-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Prior to January 1, 2006, the Company accounted for employee equity awards using Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations in accounting for share-based compensation.

The Company has adopted the provisions of SFAS 123R using the prospective transition method, whereby it will continue to account for nonvested equity awards to employees outstanding prior to January 1, 2006, using APB 25, and apply SFAS 123R to all awards granted or modified after that date. In accordance with the transition rules of SFAS 123R, the Company no longer provides pro forma disclosures illustrating what net income would have been had the Company valued share-based awards under a fair value method rather than under the intrinsic value method of APB 25.

The following table presents the weighted-average assumptions used by the Company in calculating the fair value of stock options with the Black-Scholes valuation model with the following assumptions for the year ended December 31, 2007:

| | |
|---|---|
| Expected life (in years) | 6.49 |
| Expected stock price volatility | 31.02 % |
| Expected dividend yield | - |
| Annualized forfeiture rate | 1.00 % |
| Fair value of options | $ 99.07 |
| Risk-free interest rate | 4.93 % |

The risk-free interest rates are based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. The Company has elected to use the shortcut approach in accordance with SEC Staff Accounting Bulletin No. 107,

*Share-Based Payment*, to develop the estimate of the expected term. Expected volatility is calculated based on companies of similar growth and maturity and the Company's peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data. The Company will continue to use peer group volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The dividend yield of zero is based on the fact that the Company has no present intention to pay cash dividends. In the future, as the Company gains historical data for volatility in its own stock and the actual term over which employees hold its options, expected volatility, and the expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, compensation recorded on future grants.

The Company has assumed an annualized forfeiture rate of 1.00% for its options based on a combined review of industry and employee turnover data, as well as an analytical review performed of historical prevesting forfeitures occurring over the previous year. Under the true-up provisions of SFAS 123R, the Company will record additional expense if the actual forfeiture rate is lower than estimated and will record a recovery of prior expense if the actual forfeiture is higher than estimated.

***Income Taxes***—In preparing the financial statements, the Company estimates the income tax expense based on the various jurisdictions where the Company conducts business. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes, when they occur, affect accrued taxes and can be material to the Company's operating results for any particular reporting period.

The Company is included in the consolidated federal and certain state income tax returns filed by LPLIH.

On December 21, 2007, the Company entered into a new income tax sharing agreement with LPLH and LPLIH. In accordance with the terms of the agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company would have shown on its financial statements if it had filed separate financial statements in accordance with GAAP, less the amount of income tax benefit associated with stock options, other equity based compensation and other similar items that are excluded from the calculation of the total provision for income taxes under SFAS 109, *Accounting for Income Taxes* ("SFAS 109"). Since the agreement calls for a cash settlement based on the total income tax provision, the Company will no longer reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities. The Company had $6.70 million payable to LPLH under this agreement as of December 31, 2007, which has been recorded as due to affiliates in the accompanying statement of financial condition.

The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48") at the beginning of fiscal year 2007. As a result of the implementation of FIN 48, the Company recorded an additional reserve for uncertain tax positions in the amount of $5.84 million, net of an income tax benefit received of $2.07 million. This charge was accounted for as a cumulative effect of change in accounting principle, recorded directly to the Company's retained earnings. Subsequently, the Company settled the tax liability associated with the adoption of FIN 48. See Note 8 for additional detail regarding the Company's uncertain tax positions.

***Fair Value of Financial Instruments***—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Customer receivables, primarily consisting of floating rate margin loans collateralized by customer securities, are charged interest at rates similar to such other loans made within the industry.

***Commitments and Contingencies***—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

***Recently Issued Accounting Pronouncements***— In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, ("SFAS 141R"). SFAS 141R establishes principles and requirements in a business combination for how the acquirer: recognizes and measures in the Company's financial statement the identifiable

assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration (e.g., by contract alone or through the lapse of minority veto rights). SFAS 141R applies prospectively to business combinations for which the acquisition date occurred on or after December 1, 2009.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115* ("SFAS 159"). This standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on the statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 establishes a definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements, which is expected to result in increased consistency and comparability in fair value measurements and disclosures. Subsequent to the issuance of SFAS No. 157, FASB issued FASB Staff Position No. FAS 157-1 and No. FAS 157-2, which, scope out the lease classification measurements under SFAS No. 13 from SFAS 157 and delays the effective date on SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The provisions of SFAS 157 are not expected to have a material impact on the Company's statement of financial condition, however, additional disclosures will be required.

## 3. ACQUISITION

On August 9, 2007, LPLH and LPLIH entered into an Institutional Transfer Agreement (the "Agreement") with XCU Capital Corporation, Inc. and XCU Corporation, Inc. to transfer and assign existing institutional relationships, as defined in the Agreement, to LPLH in exchange for total purchase consideration of $3.62 million. Subsequent to the transaction, LPLH transferred all of the institutional relationships to the Company, which the Company recorded as intangible assets in the accompanying statement of financial condition. The institutional relationships were determined to have expected useful lives of five years and therefore amortized over the same period, in accordance with SFAS 142.

## 4. RECEIVABLE FROM PRODUCT SPONSORS, BROKER-DEALERS, AND CLEARING ORGANIZATIONS AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2007, receivable from product sponsors, broker-dealers, and clearing organizations and payable to broker-dealers and clearing organizations are as follows (in thousands):

| | | |
|---|---|---|
| Receivables: | | |
| Commissions receivable from product sponsors and others | $ | 79,541 |
| Receivable from clearing organizations | | 38,389 |
| Receivable from broker-dealers | | 12,871 |
| Securities failed-to-deliver | | 5,678 |
| Total receivables | $ | 136,479 |
| Payables: | | |
| Securities loaned | $ | 23,318 |
| Payable to clearing organizations | | 8,960 |
| Securities failed-to-receive | | 11,246 |
| Payable to broker-dealers | | 4,389 |
| Total payables | $ | 47,913 |

Securities loaned represent amounts due to DTC for collateral received in participation with its stock borrow program.

The Company clears commodities transactions for its customers through another broker-dealer on a fully disclosed basis. The amount payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

## 5. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2007, the components of securities owned and securities sold but not yet purchased are as follows (in thousands):

| | | |
|---|---|---|
| Securities owned—at market value: | | |
| Mutual funds | $ | 9,445 |
| U.S. government obligations (pledged to clearing organizations) | | 2,769 |
| Stocks and warrants | | 621 |
| Variable annuities | | 234 |
| Nonconvertible bonds | | 202 |
| Money market funds | | 154 |
| Total securities owned—at market value | $ | 13,425 |
| Securities sold but not yet purchased—at market value: | | |
| Mutual funds | $ | 12,470 |
| Stocks and warrants | | 354 |
| Nonconvertible bonds | | 13 |
| Total securities sold but not yet purchased—at market value | $ | 12,837 |

## 6. FIXED ASSETS

The components of fixed assets at December 31, 2007, are as follows (in thousands):

| | |
|---|---|
| Internally developed software | $ 75,817 |
| Computers and software | 69,875 |
| Leasehold improvements | 21,958 |
| Furniture and equipment | 12,865 |
| Total fixed assets | 180,515 |
| Accumulated depreciation and amortization | (84,470) |
| Fixed assets—net | $ 96,045 |

## 7. INTANGIBLE ASSETS

In conjunction with acquisition and business development activities of LPL Holdings (as discussed in Notes 2 and 3), the Company has received and recorded intangible assets representing lists and relationships with FAs. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable in accordance with SFAS 144. These intangible assets are amortized on a straight-line basis over their estimated economic useful lives ranging from two to five years.

Amortization expense for each of the fiscal years ended December 2008 through 2012 is estimated as follows (in thousands):

| | |
|---|---|
| 2008 | $ 2,009 |
| 2009 | 1,541 |
| 2010 | 723 |
| 2011 | 723 |
| 2012 | 543 |
| Total | $ 5,539 |

## 8. INCOME TAXES

At January 1, 2007 the Company adopted FIN 48 and had approximately $8.45 million of total gross unrecognized tax benefits, which were transferred to LPLH during fiscal year 2007 in accordance with the provisions of the income tax sharing agreement. The Company has additional gross unrecognized tax benefits of $4.81 million as of December 31, 2007, which have been recorded as due to affiliates, net of any related tax benefit, in the accompanying statement of financial condition.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the statement of financial condition. At January 1, 2007, the Company had $560,000 accrued for interest and $459,000 accrued for penalties. As of December 31, 2007, the liability for unrecognized tax benefits included accrued interest of $0 and penalties of $693,000. Tax expense for the year ended December 31, 2007 includes interest expense of $0 and penalties of $693,000. The tax years of 2003-2007 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the income tax sharing agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

## 9. BANK LOANS PAYABLE

The Company maintains uncommitted lines of credit, which have an unspecified limit, primarily dependent on the Company's ability to provide sufficient collateral. The lines were utilized during the year, but there were no balances outstanding at December 31, 2007.

## 10. COMMITMENTS AND CONTINGENCIES

*Leases*—The Company leases certain office space and equipment at its headquarter locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Future minimum payments under leases and lease commitments with remaining terms greater than one year as of December 31, 2007, are approximately as follows (in thousands):

| Years Ending December 31 | | |
|---|---|---|
| 2008 | $ | 15,665 |
| 2009 | | 16,763 |
| 2010 | | 15,306 |
| 2011 | | 11,661 |
| 2012 | | 9,647 |
| Thereafter | | 15,126 |
| Total | $ | 84,168 |

*Guarantees*—The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

*Litigation*—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company or its results of operations.

*Other Commitments*—The Company is required to maintain deposits with certain clearing organizations. At December 31, 2007, the Company had pledged $29.91 million and $1.72 million of customer-owned securities with the Options Clearing Corporation and DTC, respectively.

As part of its brokerage operations, the Company periodically enters into when-issued and delayed delivery transactions on behalf of its customers. Settlement of these transactions after December 31, 2007, did not have a material effect on the statement of financial condition of the Company.

In August of 2007, pursuant to agreements with a large global insurance company, the Company began providing brokerage, clearing, and custody services on a fully disclosed basis; offering its investment advisory programs and platforms; and providing technology and additional processing and related services to its financial advisors and customers. The term of the agreements are five years, subject to additional 24-month extensions. Termination fees may be payable by a terminating or breaching party depending on the specific cause leading to termination.

## 11. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the 401(k) plan or 10% of the employee's total compensation.

The employees of the Company participate in stock option plans (the "Plans") of LPLIH. The Plans provide for the granting of incentive stock options and nonqualified stock options to employees of LPLIH and its subsidiaries. Stock options granted under the Plans have an exercise period of 10 years and generally vest 20% on each anniversary of the grant date, for a period of five years from grant date.

The Plans and the underlying option agreements also provide for accelerated vesting upon certain changes in control, including a public offering. The acquisition of LPLH by LPLIH in 2005, qualified as a change in control event that triggered the acceleration provisions in the Plan. Employees holding unvested options at that time immediately became 33-1/3 vested with their remaining options vesting in two equal increments on December 28, 2006 and 2007.

On January 1, 2006, the Company adopted the provisions of SFAS 123R using the prospective transition method, whereby it will continue to account for nonvested equity awards to employees outstanding prior to January 1, 2006, using APB 25, and apply SFAS 123R to all awards granted or modified after that date. For further discussion, refer to Note 2.

The Company's FAs participate in a stock bonus plan offered by LPLIH, which provides for the grant and allocation of up to 771,693 bonus credits. Each bonus credit represents the right to receive shares of common stock in LPLIH. Participation in the stock bonus plan is dependent upon meeting certain eligibility criteria, and bonus credits are allocated to eligible participants based on certain performance metrics, including amount and type of commissions, as well as tenure with the firm. Bonus credits vest annually in equal increments over a three-year period commencing in 2006 and expire on the tenth anniversary following the date of grant. Vested bonus credits convert into shares of common stock only upon the occurrence of a Company sale that constitutes a change in control or subsequent to an initial public offering. Unvested bonus credits held by FAs who terminate prior to vesting will be forfeited and may be reallocated to other FAs eligible under the plan.

## 12. RELATED-PARTY TRANSACTIONS

The Company provides Global Portfolio Advisors Ltd. ("GPA"), an entity with common stockholders of LPLIH, with personnel and certain other operational and administrative support services pursuant to the terms and consideration outlined in services agreements amended on October 27, 2005. At December 31, 2007 the Company had receivables from GPA of approximately $23,000 included as due to affiliates in the accompanying statement of financial condition.

The Company provides facilities for and performs certain accounting and management services for the Independent Advisers Group Corporation ("IAG"), an affiliate and wholly owned subsidiary of LPLH. In exchange for these services, the Company receives a monthly administration and per-account fee. At December 31, 2007, the Company had receivables from IAG of approximately $83,000 included as due to affiliates in the accompanying statement of financial condition.

The Company also has an agreement with The Private Trust Company, N.A. ("PTC"), an affiliate and indirect wholly owned subsidiary of LPLH, which provides custodial trust services for its individual retirement accounts. At December 31, 2007, the Company had receivables from PTC of approximately $63,000 included as due to affiliates in the accompanying statement of financial condition.

The Company also receives and pays mortgage brokerage commissions to its FAs on mortgage services offered through Innovex Mortgage, Inc. ("Innovex"), an affiliate and wholly owned subsidiary of LPLH. At December 31, 2007, the Company had receivables from Innovex of approximately $180,000 included as due to affiliates in the accompanying statement of financial condition.

The Company receives and pays brokerage commissions to it FAs on insurance services offered through LPL Insurance Associates, Inc. ("LPL Insurance Associates"), an affiliate and wholly owned subsidiary of LPLH. At December 31, 2007, the Company had receivables from LPL Insurance Associates of approximately $419,000 included as due to affiliates in the accompanying statement of financial condition.

The Company, through its parent LPLH, borrowed $40.00 million against available uncommitted lines of credit, which have an unspecified limit, primarily dependent on LPLH's ability to provide sufficient collateral. The variable interest rate for the bank loans payable is based on the Prime Rate of 7.25% plus the applicable interest rate margin of 1.00%. At December 31, 2007, the Company had payables to LPLH of $41.01 million included as due to affiliates in the accompanying statement of financial condition. The lines were subsequently paid down in full on January 2, 2008.

## 13. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements, which require that it maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2007, the Company had net capital of $44.88 million, which was $36.40 million in excess of its minimum required net capital.

## 14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write options contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses that customers may incur from these strategies. To control this risk, the Company monitors margin levels daily and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligation to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis that are recorded in the accompanying statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

******

SCHEDULE I

LPL FINANCIAL CORPORATION

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO AND RECONCILIATION, INCLUDING APPROPRIATE EXPLANATIONS, OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.17 UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 31, 2007**
**(Dollars in thousands)**

| | Amount Previously Reported on Unaudited Form X-17 A-5 Part II A | Adjustments | | Amounts From Audited Financial Statements |
|---|---|---|---|---|
| Total capital and allowable credits—total stockholder's equity from statement of financial condition | $251,227 | $ 240 | {a} | $251,467 |
| Deductions and/or charges: | | | | |
| Nonallowable assets included in the following statement of financial condition accounts: | | | | |
| Receivables from customers and product sponsors | 9,200 | | | 9,200 |
| Other receivables | 63,431 | 2,351 | {a} | 65,782 |
| Due from affiliates | 786 | (18) | {b} | 768 |
| Securities owned—at market value | 434 | | | 434 |
| Fixed assets—net | 96,045 | | | 96,045 |
| Deferred income taxes—net | | | | |
| Goodwill | 421 | | | 421 |
| Intangible assets | 5,539 | | | 5,539 |
| Prepaid expenses | 22,062 | (500) | {b} | 21,562 |
| Other assets | 2,465 | | | 2,465 |
| Total nonallowable assets | 200,383 | 1,833 | | 202,216 |
| Other deductions | 1,121 | - | | 1,121 |
| Total deductions and charges | 201,504 | 1,833 | | 203,337 |
| Net capital before charges on trading securities positions | 49,723 | (1,593) | | 48,130 |
| Haircuts on securities positions | 3,167 | 84 | | 3,251 |
| NET CAPITAL | $ 46,556 | $ (1,677) | | $ 44,879 |
| Alternative net capital required under the Securities Exchange Act—2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 (or $250 if greater) | $ 8,480 | $ - | | $ 8,480 |
| Excess net capital | $ 38,076 | $ (1,677) | | $ 36,399 |

Explanations:

{a} Change in estimate affecting commissions revenue and fees revenue.

{b} Change in estimate of prepaid and accrued expenses.

LPL FINANCIAL CORPORATION

**SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES (SECTION 4D(2) OF THE COMMODITY EXCHANGE ACT) AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS (REGULATION 30.7) AS OF DECEMBER 31, 2007**

As the Company has not executed any commodity customer transactions, it is not required to segregate any funds in accordance with the regulations cited above.

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 AND CFTC REGULATION 1.16

To the Board of Directors and Stockholder of
LPL Financial Corporation
Boston, Massachusetts

In planning and performing our audit of the financial statement of LPL Financial Corporation (formerly known as Linsco/Private Ledger Corp. and referred to herein as the "Company") as of December 31, 2007 (on which we issued our report dated February __, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Because the Company does not carry commodities futures accounts for customers or perform custodial functions relating to commodities futures, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) and Regulation 30.7 under the Commodity Futures Trading Commission (CFTC).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2008

END